666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

October 15, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re: Petros Pharmaceuticals, Inc.

Registration Statement on Form S-4

Filed July 24, 2020

File No. 333-240064 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Petros Pharmaceuticals, Inc. (the “Company”) in response to a verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically, with respect to the Company’s Registration Statement on Form S-4, filed on July 24, 2020 and amended on September 30, 2020 (as amended, the “Registration Statement”). In conjunction with this letter, the Company is submitting Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) to the Commission.

For reference purposes, the verbal comment has been reproduced herein with a response below such comment. For your convenience, we have italicized the reproduced verbal comment. The response provided herein is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

Merger Consideration, page 17 and Merger Consideration and Adjustment, page 109

1.	We note your response to previous comment #6. Please revise your chart to add columns that show the number of Petros shares to be received per each Metuchen Common Unit and Metuchen Preferred Unit as of May 16, 2020, the date immediately prior to the entry into of the Merger Agreement, and as of the last practicable date of your registration statement.

Response: The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 18 and 110 as requested.

*     *     *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ October 15, 2020 Page 2

Please do not hesitate to contact me or Kenneth R. Koch of this firm at (212) 935-3000 with any comments or questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz, Esq.

cc:	Securities and Exchange Commission
Eric Envall
Franklin Wyman
Brian Cascio

Petros Pharmaceuticals, Inc.
John D. Shulman

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.